UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Novelion Therapeutics Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

67001K202

(CUSIP Number)

Mark DiPaolo

General Counsel

Sarissa Capital Management LP

660 Steamboat Road

Greenwich, CT 06830

203-302-2330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 909,296
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 909,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 909,296
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 909,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 619,231
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 619,231
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 619,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Catapult Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 290,065
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 290,065
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

This statement constitutes Amendment No. 4 to the Schedule 13D relating to the Common Stock, without par value (the “Shares”), issued by Novelion Therapeutics Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on December 5, 2016 and amended by amendment Nos. 1 through 3 thereto (as amended, the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined herein), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

On November 8, 2018, Aegerion Pharmaceuticals, Inc. (“Aegerion”), a wholly-owned subsidiary of the Issuer, repaid to the Sarissa Funds all amounts outstanding under the Loan Agreement. As a result of this repayment, (i) all Obligations (as defined in the Loan Agreement) under the Loan Agreement were satisfied and discharged in full, (ii) all security interests and other liens granted for the benefit of the lenders under the Loan Agreement as security for the Obligations were irrevocably and automatically terminated and released, and (iii) the Loan Agreement and other related loan documents were terminated and without further force and effect, other than indemnification obligations and such other terms that are expressly specified to survive the respective agreement’s termination.

The foregoing summary of the Loan Agreement is subject to, and qualified in its entirety by reference to, the Loan Agreement which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on March 15, 2018, and is hereby incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is hereby amended as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 909,296 Shares representing approximately 4.6% of the Issuer’s outstanding Shares (based upon the 18,852,557 Shares stated to be outstanding as of August 2, 2018 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2018 and 909,296 Shares underlying the Warrants held by the Reporting Persons).

(b) For purposes of this Schedule 13D:

Sarissa Offshore has sole voting power and sole dispositive power with regard to 619,231 Shares underlying Warrants. Sarissa Catapult has sole voting power and sole dispositive power with regard to 290,065 Shares underlying Warrants. Sarissa Capital, as the investment advisor to the Sarissa Funds and as the managing member of Sarissa Catapult, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 909,296 Shares underlying Warrants held by the Sarissa Funds. By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner and as controlling the ultimate general partner of Sarissa Offshore, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 909,296 Shares underlying Warrants held by the Sarissa Funds.

(c) The following sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on November 8, 2018 (all such transactions were sales of Shares effected in the open market): on November 8, 2018, (i) Sarissa Offshore sold an aggregate of 697,722 Shares for $1.48 per Share, and (ii) Sarissa Catapult sold an aggregate of 327,278 Shares for $1.48 per Share.

(e) As a result of the consummation of the transactions disclosed in this Amendment No. 4 (see item 4(c) above), the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on November 8, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2018

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
	Name:	Mark DiPaolo
	Title:	General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP

By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
	Name:	Mark DiPaolo
	Title:	Authorized Person

SARISSA CAPITAL CATAPULT FUND LLC

By: Sarissa Capital Management LP, its managing member

By:	/s/ Mark DiPaolo
	Name:	Mark DiPaolo
	Title:	General Counsel

/s/Alexander J. Denner
Alexander J. Denner